AEI INCOME & GROWTH FUND 24

                    LIMITED LIABILITY COMPANY


             50,000 Limited Liability Company Units
                        ($1,000 Per Unit)



                        SUPPLEMENT NO. 1

                     DATED NOVEMBER 13, 2001







This Supplement is distributed only with the Prospectus dated May
18, 2001 and must be read in conjunction therewith.






                      AEI SECURITIES, INC.
                1300 Minnesota World Trade Center
                       30 East 7th Street
                    St. Paul, Minnesota 55101
                         (651) 227-7333
                         (800) 328-3519
                       FAX (651) 227-7705


        The date of this Supplement is November 13, 2001



                         THIS SUPPLEMENT


        We are distributing this supplement to update information that is contained in the prospectus dated May 18, 2001 of AEI Income & Growth Fund 24 LLC. We are distributing this supplement only with the prospectus, which provides detailed information related to AEI Fund 24. In particular, this supplement provides more information on the following topics:

               Current Status--Release From Escrow    2
               Property                               3

       If you have received this supplement, you should also have received a copy of the prospectus. You should carefully review the prospectus for a detailed description of an investment in AEI Fund 24, including information relating to our management, our investment objectives and the risks of the investment.

We encourage you to read the "Risks" described on Pages 6 to 14 of the prospectus. We believe the most significant risks include the following:

       You will not be able to evaluate our properties before they are acquired;

       You will be required to rely on our managers for all facets of our operations, including selection, operation and sale of our properties;

       As an investor, you will have the right to vote only on a limited number of matters;

       We   will   make  substantial  payments  to  our  managers
       regardless of whether we are profitable;

       We  may  only  purchase one property if only  the  minimum
       ($1,500,000) is raised;

       Because there will be no market for the units and restrictions will be placed on their transfer you may be unable to resell the units except at a substantial discount from your purchase price;

       Our managers will operate under a number of conflicts of interest;

       We are not a mutual fund or investment company and are not regulated under the federal Investment Company Act.


                         CURRENT STATUS

Release from Escrow

        The prospectus indicated that AEI Fund 24 would not be formed and capitalized, and all subscription funds would be held in escrow, until we had received subscriptions for 1,500 units. We obtained subscriptions for the 1,500 units required for release of escrow proceeds, and the escrow proceeds released, on October 31, 2001. Since that time, we have commenced the normal operation of investigating the acquisition of properties and have, through the date of this supplement, acquired one property. See "Property." Pending investment in properties, subscription proceeds have been invested in short-term money market accounts.

        At October 31, 2001, we had accepted subscriptions for 1,922.9642 units for aggregate proceeds of $1,922,964.

                            PROPERTY

        Children's World - Round Lake Beach, IL. On November 1, 2001, we purchased a Children's World daycare center in Round Lake Beach, Illinois for approximately $1,747,000. The property was purchased from AEI Fund Management XVII, Inc. (AFM), an affiliate of our managers. AFM purchased the property from ARAMARK Educational Resources, Inc. (AER), an unrelated third party, on March 30, 2001. The price paid by AEI Fund 24 was equal to the price paid by AFM plus the expenses incurred to transfer ownership of the property to AEI Fund 24. During the period the property was owned by AFM, the property generated net income of $21,525, which was also paid to AEI Fund 24. There was no other benefit arising out of the transaction to our managers or their affiliates apart from compensation otherwise permitted by our operating agreement.

        The property was constructed in December 2000. The property is leased to AER under a Lease Agreement with a primary term of fifteen years, which may be renewed for up to three consecutive terms of five years. The Lease requires annual base rent of $166,535, which will increase every five years by the lesser of ten percent or two times the annual CPI Index.

        The daycare center is located on the northwest corner of North Route 83 and Brighton Lane in Round Lake Beach, Illinois, which is northwest of Chicago. North Route 83 is a heavily traveled arterial roadway in this area. Single-family projects are common throughout the area. The population for Round Lake is 35,305, with an average household income of over $73,000. The daycare center is 8,950 square feet and is located on a lot of 68,825 square feet.

        AER is the second largest provider of quality infant, toddler, preschool, pre-kindergarten, private kindergarten and school-age learning programs in the United States. Headquartered in Golden, Colorado, the company has been operating early childhood and elementary educational programs since 1969 and currently owns and operates nearly 600 community-based centers in 24 states. AER's estimated net worth is $220 million. AER is a division of ARAMARK Corporation, which is a $7 billion company and the 18th largest privately held company in the United States.